UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

NOTICE CONCERNING PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

On May 13, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning its board of directors’ resolution that a proposal to approve a partial amendment to its Articles of Incorporation be submitted to the 24th Ordinary General Meeting of Shareholders to be held on June 24, 2009.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: May 13, 2009

May 13, 2009

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Concerning Partial Amendments to the Articles of Incorporation

Nippon Telegraph and Telephone Corporation (the “Company”) hereby announces that, at a meeting of its board of directors held today, it was resolved that a proposal to approve a partial amendment to its Articles of Incorporation be submitted to the 24th Ordinary General Meeting of Shareholders to be held on June 24, 2009. The details are as follows.

1. Reason for Amendment

These amendments to the Articles of Incorporation delete or modify provisions relating to share certificates and beneficial owners and make other necessary changes throughout the Articles of Incorporation in connection with the conversion of share certificates of listed companies to electronic form which took effect upon the implementation of the “Law for Partial Amendment to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”); the amendments also provide, as supplementary provisions, transitional measures regarding the register of lost share certificates and transitional measures regarding the rights of persons who were holders of fractional shares.

In addition, to make the content clearer, the Articles of Incorporation are being amended to ensure consistency of expression.

2. Details of Amendments

The Company proposes the amendments to the Articles of Incorporation in the attached Annex.

3. Schedule

June 24, 2009 (Wed) – Date of general meeting of shareholders for purposes of amending the Articles of Incorporation (scheduled)

June 24, 2009 (Wed) – Effective date of amendments to the Articles of Incorporation (scheduled)

For further inquiries, please contact:
Legal Group,
General Affairs Department
Nippon Telegraph and Telephone Corporation
Tel: +81-3-5205-5481
E-mail: legal@hco.ntt.co.jp

ANNEX

(Underlining indicates sections to be amended)

Current Articles of Incorporation	Proposed Amendment
Article 7 (Issue of Share Certificates)
[Deleted]	(Deleted)

Article 8 (Acquisition of Company’s Own Shares)	Article 7 (Acquisition of Company’s Own Shares)
(Omitted)	(Same as current)

Article 9 (Number of Shares Constituting One Unit; and Non-issuance of Share Certificates for Shares Representing Less than One Unit)	Article 8 (Number of Shares Constituting One Unit)
1. (Omitted)	1. (Same as current)
2. The company may elect not to issue share certificates for shares representing less than one unit.	(Deleted)

Article 10 (Rights with Respect to Shares Representing Less than One Unit)	Article 9 (Rights with Respect to Shares Representing Less than One Unit)
Shareholders of the company (including beneficial owners, hereinafter the same) may not exercise rights with respect to shares representing less than one unit other than the following rights:	Shareholders of the company may not exercise rights with respect to shares representing less than one unit other than the following rights:
(1)-(4) (Omitted)	(1)-(4) (Same as current)

Article 11-Article 13 (Omitted)	Article 10-Article 12 (Same as current)

Article 14 (Transfer Agent)	Article 13 (Transfer Agent)
1. The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of lost share certificates, the register of holders of stock acquisition rights and the register of beneficial owners and other matters relating thereto.	1. The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of holders of stock acquisition rights and other matters relating thereto.
2. (Omitted)	2. (Same as current)

Article 15 (Convocation)	Article 14 (Convocation)
(Omitted)	(Same as current)

Article 16 (Record Date of Ordinary General Meetings of Shareholders)	Article 15 (Record Date of Ordinary General Meetings of Shareholders)
The company shall deem the shareholders entered or recorded in the register of shareholders and the register of beneficial owners (hereinafter collectively called the “register of shareholders, etc.”) as of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant business year.	The company shall deem the shareholders entered or recorded in the register of shareholders as of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant business year.

Article 17-Article 19 (Omitted)	Article 16-Article 18 (Same as current)

Article 20 (Voting by Proxy)	Article 19 (Voting by Proxy)
1. (Omitted)	1. (Same as current)
2. When a shareholder or its legal representative intends to delegate the exercise of his vote to others, he shall submit each time a proxy to the company before the general meeting.	2. When a shareholder or its legal representative intends to delegate the exercise of his vote to others, he shall submit each time a proxy to the company before the general meeting of shareholders.

Article 21-Article 34 (Omitted)	Article 20-Article 33 (Same as current)

Article 35 (Distributions of Surplus, etc.)	Article 34 (Distributions of Surplus, etc.)
1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year.	1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders as of the last day of each business year.
2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders (including persons that were holders of fractional shares) or registered pledgees of shares were in default of receipt of distributions.	2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or registered pledgees of shares were in default of receipt of distributions.
3. (Omitted)	3. (Same as current)

Article 36 (Interim Dividends)	Article 35 (Interim Dividends)
1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year.	1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders as of the 30th day of September of each year.
2. (Omitted)	2. (Same as current)

(New)	Supplementary Provisions

1. The company shall entrust to a transfer agent matters as the preparation and maintenance of the register of lost share certificates and other matters relating thereto.

2. The preceding provision and this provision shall be effective until January 5, 2010 and shall be deleted on January 6, 2010, and the paragraph numbers of the following provisions shall be moved up by two.

3. The company shall be exempted from the obligation to make distributions of surplus and of interim dividends after three (3) years have elapsed from the date on which the persons who were holders of fractional shares were in default of receipt of distributions.

4. The preceding provision and this provision shall be effective until January 30, 2012 and shall be deleted on January 31, 2012.

(Note) Pursuant to Article 6, Paragraph 1 of the Supplementary Provisions to the Settlement Streamlining Law, as of January 5, 2009, the Company is deemed to have adopted a resolution amending the Articles of Incorporation to eliminate provisions concerning issuance of share certificates. Therefore, the text of Article 7 (Issue of Share Certificates) of the current Articles of Incorporation has been deleted.